UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File No. 0-19341

A. Full title of the plan and the address of the plan:
BOK FINANCIAL 401(k) PLAN
Second Street at Boston Avenue
Tulsa, Oklahoma 74192

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOK FINANCIAL CORPORATION
Second Street at Boston Avenue
Tulsa, Oklahoma 74192

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOK FINANCIAL 401(K) RETIREMENT PLAN COMMITTEE

/s/ Steve D. Grossi
Steve D. Grossi
BOKF Financial 401(k) Retirement Plan Committee

/s/ John C. Morrow
John C. Morrow
BOKF Financial 401(k) Retirement Plan Committee

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedules:

Form 5500 Schedule G – Schedule of Nonexempt Transactions	12

Form 5500 Schedule H; Line 4i – Schedule of Assets (Held at End of Year)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
BOK Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of BOK Financial 401(k) (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error of fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of nonexempt transactions as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2007.

/s/ HoganTaylor LLP
Tulsa, Oklahoma
June 28, 2018

BOK FINANCIAL 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Assets
Cash, non-interest bearing	$1,913,505	$1,741,572
Investments, at fair value (See Note 3)	614,954,154	509,370,332
Receivables:
Employer contributions	459,965	723,271
Notes from participants	12,980,435	11,580,906
Due from brokers	104,864	119,624
Interest and dividends	133,858	90,552
Total receivables	13,679,122	12,514,353
Total assets	$630,546,781	$523,626,257

Liabilities
Due to brokers	$1,996,163	$1,921,205
Net assets available for benefits	$628,550,618	$521,705,052

See accompanying notes to financial statements.

BOK FINANCIAL 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

Additions to net assets:

Investment income:
Net change in fair value of investments	$82,384,582
Interest and dividends	5,065,995
Total investment income	87,450,577

Interest income on notes receivable from participants	418,359

Contributions:
Participants	29,486,787
Employer	22,031,811
Rollovers	11,597,830
Total contributions	63,116,428

Total additions	150,985,364

Deductions from net assets:
Benefit payments	44,058,185
Administrative expenses	81,613
Total deductions	44,139,798

Net increase	106,845,566

Net assets available for benefits:
Beginning of year	521,705,052
End of year	$628,550,618

See accompanying notes to financial statements.

BOK FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 1 – Description of Plan

The following description of the BOK Financial 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company). An eligible employee may enter the Plan on the first day of the month following the date the employee has completed one full month of service. All newly eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

BOKF, NA, a subsidiary of BOKF, holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants. The Plan's investments are held by a bank-administered trust fund at BOKF, NA. The Retirement Plan Committee of BOKF, NA (Plan Administrator) determines the appropriateness of the Plan's investment offerings and monitors investment performance.

Contributions

Participants may elect to contribute a percentage of their compensation up to the maximum allowable by federal regulation on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan Administrator. Participants may also make Roth 401(k) contributions to the Plan; however, the combination of pre-tax and Roth contributions were limited to $18,000 for 2017. In addition, participants may make after-tax contributions, which shall not exceed 6% of each participant's compensation and were limited to $16,200 for 2017.

Participants who attained age 50 on or before December 31, 2017, were allowed to make catch-up contributions up to an additional $6,000 in 2017.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may elect investment in a variety of registered investment companies, the BOKF, NA Managed Allocation Portfolios (MAP) Target Funds, Conservative Fund and the BOKF, NA International Strategic Allocation Fund, which are collective investment funds, BOKF Common Stock Fund and Cavanal Hill Cash Management Fund. Participants may also elect a self-directed option that allows them to invest in a variety of securities in accordance with the Plan Document.

The Employer makes a matching contribution to the Plan in either cash or in shares of BOKF Common Stock. In 2017, the entire matching contribution of $21,571,661 was made in cash. Participants with six months of service are eligible for Employer matching contributions on the first day of the quarter.

For each dollar of a participant's contribution, up to 6% of compensation per pay period, based on the participant's years of service, the Employer makes a matching contribution that increases as follows:

Years of Service	Matching Percentage
Less than four years	50%
Four to nine years	100%
Ten to fourteen years	150%
Fifteen or more years	200%

Matching contributions for the 2017 plan year were limited to a maximum of $32,400 based on the participant's years of service and the Internal Revenue Code (the Code) annual compensation limit.

The Company also makes a special contribution (Qualified Non-Elective Contribution) for participants making less than $40,000. This special contribution ranges from $250 to $750 based on compensation levels. Participants with one year of service, defined as 1,000 hours of service, are eligible for the special contribution. The aggregate special contribution for the 2017 plan year was $460,150.

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2017.

Participant accounts

Each participant's account is credited with the participant's contributions, Employer matching and special contributions, as well as allocations of the Plan earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are vested at 20% per year making them fully vested upon completion of five years of service and are immediately vested in their deferred (pre-tax), Roth 401(k), after-tax contributions, Employer special contributions and the actual earnings thereon.

Notes receivable from participants

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance or $50,000, reduced by the excess of the participant's highest outstanding loan balance during the previous 12-month period. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term is 25 years. Repayment is made by payroll withholdings, and the maximum number of loans a participant may have outstanding at one time is two. The loans are secured by the balance in the participant's account. Interest rates ranged from 3.25% to 10.50% at December 31, 2017. If a participant terminates employment with the Company, the outstanding loan balance is due and payable immediately. If the loan is not repaid in full upon termination, the balance will be treated as a distribution to the participant.

Payment of benefits

A participant, who terminates employment with a vested account balance of less than $1,000, including rollover contributions, will receive a lump-sum payment. If the participant's vested balance exceeds $1,000, but is less than $5,000 (including rollover contributions), and the participant has not elected to receive a lump-sum payment directly, transfer to another eligible retirement plan or a direct rollover, the Plan will place the distribution into a direct rollover to an individual retirement account designated by the Plan Sponsor. Balances over $5,000 are not distributed without the participant's consent.

Forfeitures

Investments at fair value in the statements of net assets available for benefits representing unallocated forfeitures were $547 at December 31, 2017 and $308 at December 31, 2016. Such amounts are invested in the Cavanal Hill cash management fund. Forfeitures are first used to pay for administrative expenses and any remaining amounts are used to reduce future employer matching contributions. The Employer paid all such eligible administrative expenses in 2017; therefore, forfeitures of $406,006 were used to reduce employer matching contributions.

Plan termination

Although it has not expressed any intent to do so, the Employer reserves the right to discontinue or to amend the Plan, in whole or in part, from time-to-time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefit payments are recorded when paid.

Administrative expenses

The participants pay loan origination fees and fees related to self-directed investment options. The Employer voluntarily pays all other administrative expenses, which were $970,346 in 2017. The Company will not seek reimbursement from the Plan for the payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses was recorded at December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants at the measurement date. The Plan's Retirement Plan Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year. Certain fees incurred by the Plan are included in net appreciation in fair value of investments.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note 3 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of valuation hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; or

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2017 and 2016. There were no transfers into or out of Level 1 or Level 2 for the year ended December 31, 2017. The Plan had no Level 3 measurements during the year ended December 31, 2017.

BOKF common stock, common stock in self-directed brokerage accounts, and self-directed brokerage accounts in bonds: Valued at the closing price reported on the active market on which the individual securities are traded. A 30-day reinvestment restriction has been established for the BOKF Stock Fund.

Money market fund and other registered investment companies including self-directed brokerage accounts in mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective investment funds: Valued at the NAV of shares held by the Plan at year end, as a practical expedient of fair value. The NAV is provided by the collective investment funds' trustee, which is BOKF, NA, and is derived from market quotes for identical assets. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the report NAV. The fair value of the investment in the collective trust fund is provided to the Plan by the trustee daily. The trustee determines the NAV per share by dividing the total fair value of the accounts by the number of the shares outstanding. The shares of these accounts may be purchased from the trustee or sold to the trustee daily at the NAV. There are no restrictions or notice requirements for participant transactions similar to an open end mutual fund. Restrictions and notice requirements apply in situations where the Plan desires to liquidate all the shares held in an account. The Plan makes no funding commitments to the common collective trust fund.

The following table presents information about the Plan's assets measured at fair value on a recurring basis:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
BOKF common stock fund	$47,189,285	$—	$—	$47,189,285
Registered investment companies	384,646,422	—	—	384,646,422
Self-directed brokerage accounts	37,979,701	1,082,477	—	39,062,178
Collective investment funds measured at NAV*	—	—	—	144,056,269
Total	$469,815,408	$1,082,477	$—	$614,954,154

*
In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
BOKF common stock fund	$43,872,430	$—	$—	$43,872,430
Registered investment companies	319,374,677	—	—	319,374,677
Self-directed brokerage accounts	33,908,309	1,414,117	—	35,322,426
Collective investment trusts measured at NAV*	—	—	—	110,800,799
Total	$397,155,416	$1,414,117	$—	$509,370,332

*
In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 4 – Income Tax Status

The Company adopted a Volume Submitter Profit Sharing Plan with a Cash or Deferred Arrangement and received an opinion letter from the Internal Revenue Service (IRS) dated September 30, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this opinion letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Employer's matching contribution are generally not subject to federal income tax when such contributions are credited to participant accounts. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Note 5 – Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$628,550,618	$521,705,052
Less: benefits payable	6,508	736,879
Net assets available for benefits per the Form 5500	$628,544,110	$520,968,173

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 at December 31, 2017:

Benefit payments per the financial statements	$44,058,185
Add: benefits payable at end of year	6,508
Less: benefits payable at beginning of year	736,879
Benefit payments per the Form 5500	$43,327,814

Benefits payable are recorded on the Form 5500 for payments to participants that have been processed and approved for payment prior to December 31, but not yet paid.
Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Note 7 – Related Parties

The Plan holds investments in funds that are part of the Cavanal Hill mutual fund family. Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of BOKF, NA, is the administrator to and investment advisor for the Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940. BOKF, NA is custodian of investments owned by the Cavanal Hill Funds and Cavanal Hill Distributors, Inc., a wholly owned subsidiary of BOKF, is distributor of the Funds. A BOKF, NA executive officer serves on the Cavanal Hill Funds' board of trustees and BOKF, NA officers serve as president and secretary of the Cavanal Hill Funds. A majority of the members of the Cavanal Hill Funds' board of trustees are; however, independent of BOKF, NA and the Cavanal Hill Funds are managed by its board of trustees. Participants should refer to the Cavanal Hill Funds prospectus for additional information.

A portion of the Plan's assets are invested in BOKF stock. Since BOKF is the Plan Sponsor, investments involving BOKF stock qualify as party-in-interest transactions. The Plan is authorized to include BOKF, NA MAP Target Funds as investment options. The MAP Funds include seven different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations and investment styles. The Plan also is authorized to include the BOKF, NA Strategic Allocation Fund (SAF) as an international investment option. Cavanal Hill serves as investment advisor and BOKF, NA serves as custodian and administrator to the MAP Target Funds and SAF.

All the above transactions are exempt from prohibited transactions rules.
Note 8 – Subsequent Events

The Plan Administrator has evaluated subsequent events that have occurred after December 31, 2017 through the issuance of the financial statements.

SUPPLEMENTAL SCHEDULES

BOK FINANCIAL 401(k) PLAN

FORM 5500 SCHEDULE G – SCHEDULE OF NONEXEMPT TRANSACTIONS

EIN: 73-0780382
Plan#:002

December 31, 2017

Identity of Party Involved	Description of Transaction	Amount Involved	Imputed Interest Amount
BOK Financial Corporation	Revenue generated through revenue sharing agreements on mutual funds for Self Directed (SDO) accounts was retained by BOKF, NA resulting in a conflict of interest. Based on a review of transactions for the prior seven years, a total of $58,020 in principal and $5,941 in lost earnings will be credited to the affected participants' accounts prior to July 16, 2018	$58,020	$5,941

BOK FINANCIAL 401(k) PLAN

FORM 5500 SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)

EIN: 73-0780382
Plan#:002

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, or Maturity Value	(e) Current Value

*	BOK Financial Corporation	BOKF Common Stock Fund	$47,189,285
*	Cavanal Hill Funds	Government Securities Money Market Fund	40,598,196
	American Funds	Balanced Fund	26,052,064
	American Beacon	Small Cap Value Fund	6,592,716
	Neuberger and Berman	Genesis Trust Fund	39,094,162
	Dodge and Cox	Stock Fund	57,403,123
	Vanguard	Institutional Index	66,536,710
	Columbia	Midcap Value Z Fund	11,439,058
	T Rowe Price	New Horizons	33,593,070
	JP Morgan	Large Cap Growth Fund	34,945,880
	Metropolitan West	Total Return Bond	20,442,833
*	BOKF, NA Managed Allocation Portfolio (MAP)	MAP 2010 Fund	3,915,984
		MAP 2020 Fund	22,725,535
		MAP 2030 Fund	43,463,207
		MAP 2040 Fund	30,101,833
		MAP 2050 Fund	19,684,557
		MAP 2060 Fund	4,856,226
		MAP Conservative	1,557,229
	Massmutal	Midcap Growth Equity	9,145,580
	Oppenheimer	Institutional Growth	6,751,148
	American Beacon	International Equity - Institutional	3,138,674
	Vanguard	Midcap Index	20,481,306
		Short Term Bond Index	8,431,902
*	BOKF, NA Strategic Allocation Fund (SAF)	International Strategic Allocation Fund	17,751,698
	Self-directed common stocks, bonds and registered investment companies	Common stocks, bonds and registered investment companies	39,062,178
*	Notes receivable from participants	Loans to participants with interest rates ranging from 3.25% to 10.50% with various maturities	12,980,435
			$627,934,589
*Indicates party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.